EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended	Years Ended
	July 1,	December 31,	January 2,	January 3,	December 28,	December 29,
	2017	2016	2016	2015	2013	2012
Earnings Available for Fixed Charges:
Income Before Taxes	$130.7	$266.4	$196.9	$90.3	$170.5	$269.9
Interest Expense	29.1	58.7	60.2	39.1	42.4	44.5
Estimated Interest Component of Rental Expense	7.6	14.1	15.0	12.8	13.1	12.2
Total Earnings Available for Fixed Charges	$167.4	$339.2	$272.1	$142.2	$226.0	$326.6

Fixed Charges:
Interest Expense	$29.1	$58.7	$60.2	$39.1	$42.4	$44.5
Estimated Interest Component of Rental Expense	7.6	14.1	15.0	12.8	13.1	12.2
Total Fixed Charges	$36.7	$72.8	$75.2	$51.9	$55.5	$56.7
Ratio of Earnings to Fixed Charges	4.6	4.7	3.6	2.7	4.1	5.6